Sub-Item 77(D)/Sub-Item 77Q1(b)

Policies With Respect to Securities Investments

The following changes were made to the Registrant’s Prospectus effective as of August 23, 2006:

1. The first paragraph under the heading "Principal Investment Strategy" on page 3 for the Aggressive Investors 1 Fund is deleted in its entirety and replaced with the following:

The Fund invests in a diversified portfolio of common stocks of companies of any size that are listed on the New York Stock Exchange, the American Stock Exchange and NASDAQ. The Fund selects stocks according to proprietary quantitative models that span various investment styles including both "growth" and "value." Value stocks are those the Adviser believes are priced cheaply relative to some financial measures of worth. Growth stocks are those the Adviser believes have above average prospects for economic growth. The Fund seeks to achieve the risk objective by investing in stocks that the Adviser believes have a lower probability of price decline over the long term, though the stock price may be more volatile in the short term. The Fund may engage in active and frequent trading, which could result in higher trading costs, lower investment performance, and for shareholders in taxable accounts, a higher tax burden than less actively managed funds. The Fund may invest in stocks for which there is relatively low market liquidity, as periodically determined by the Adviser based on the stock’s trading volume. The Fund may also use aggressive investment techniques such as:

•	leveraging (borrowing up to 50% of its assets from banks)
•	purchasing and selling futures and options on individual stocks and stock indexes
•	entering into short-sale transactions (up to 20% of assets)
•	investing up to 25% of assets in a single company
•	investing up to 10% of assets in foreign companies (currently only those that trade on American exchanges)
•	short-term trading (buying and selling the same security in less than a three-month timeframe).

2. The first paragraph under the heading "Principal Investment Strategy" on page 8 for the Aggressive Investors 2 Fund is deleted in its entirety and replaced with the following:

The Fund invests in a diversified portfolio of common stocks of companies of any size that are listed on the New York Stock Exchange, the American Stock Exchange and NASDAQ. The Fund selects stocks according to proprietary quantitative models that span various investment styles including both "growth" and "value." Value stocks are those the Adviser believes are priced cheaply relative to some financial measures of worth. Growth stocks are those the Adviser believes have above average prospects for economic growth. The Fund seeks to achieve the risk objective by investing in stocks that the Adviser believes have a lower probability of price decline over the long term, though the stock price may be more volatile in the short term. The Fund may engage in active and frequent trading, which could result in higher trading costs, lower investment performance, and, for shareholders in taxable accounts, a higher tax burden. Although the Aggressive Investors 2 Fund can invest in stocks of any size, the Fund is not expected to invest in stocks for which there is relatively low market liquidity, as determined periodically by the Adviser based on the stock’s trading volume. The Fund may also use aggressive investment techniques such as:

•	leveraging (borrowing up to 50% of its assets from banks)
•	purchasing and selling futures and options on individual stocks and stock indexes
•	entering into short-sale transactions (up to 20% of assets)
•	investing up to 25% of assets in a single company
•	investing up to 10% of assets in foreign companies (currently only those that trade on American exchanges)
•	short-term trading (buying and selling the same security in less than a three-month timeframe).

3. The third paragraph under the heading "Principal Investment Strategy" for each of the Small Cap Growth, Small Cap Value, Large Cap Growth and Large Cap Value Funds is deleted in its entirety and replaced with the following:

Excluding turnover related to tax management, the Fund should normally have lower turnover and be more stable in composition than some of Bridgeway Funds’ most actively managed equity funds (Aggressive Investors 1 Fund, Aggressive Investors 2 Fund, Micro-Cap Limited Fund and Ultra-Small Company Fund). The Fund’s long-term investment outlook and its focus on lower turnover and lower operating and trading expenses may impact the speed and frequency in which investment ideas are acted upon compared to the more actively managed Bridgeway Funds.

4. The second paragraph under the heading "Differences Between Aggressive Investors 2 Fund and Aggressive Investors 1 Fund" on page 9 is deleted in its entirety and replaced with the following:

The investment objective of both Funds is identical, and the investment strategies are very similar. However, the execution of the strategy can be different. For instance, while each Fund may invest in stocks of any size, the Aggressive Investors 2 Fund is not expected to invest in stocks for which there is relatively low market liquidity, as determined periodically by the Adviser based on measures of the stock’s trading volume. This could put Aggressive Investors 2 Fund at a disadvantage relative to Aggressive Investors 1 Fund over the long-term. In the long term, the Adviser expects Aggressive Investors 2 Fund to have lower turnover, slightly lower volatility and commensurately lower average annual return. This could take years to demonstrate, or may never happen. The reverse also can be true (higher volatility and returns) during the periods of time that net assets are similar (as happened in calendar years 2004 and 2005) and when large companies dominate in performance. There is no guarantee of favorable, or even positive returns with either Fund.

The following changes were made to the Funds’ Statement of Additional Information effective as of August 23, 2006:

1. The following disclosure is added to the section entitled "Investment Policies and Restrictions:"

Cash Liquidity for Redemptions

The Funds may participate in a program operated by ReFlow Fund, LLC ("ReFlow"). The program is designed to provide an alternative liquidity source for mutual funds experiencing redemptions of their shares. In order to pay cash to shareholders who redeem their shares on a given day, a mutual fund typically must hold cash in its portfolio, liquidate portfolio securities, or borrow money, all of which impose certain costs on the fund. ReFlow provides participating mutual funds with another source of cash by standing ready to purchase shares from a fund equal to the amount of the fund’s net redemptions on a given day. ReFlow then generally redeems those shares when the fund experiences net sales. In return for this service, a Fund will pay a fee to ReFlow at a rate determined by a daily auction with other participating mutual funds. The costs to a Fund for participating in ReFlow are expected to be influenced by and comparable to the cost of other sources of liquidity, such as the Fund’s short-term lending arrangements or the costs of selling portfolio securities to meet redemptions. ReFlow will be prohibited from acquiring more than 3% of the outstanding voting securities of any Fund. The Funds will waive any redemption fee with respect to redemptions by ReFlow.

Interfund Borrowing and Lending Program

Pursuant to an exemptive order issued by the SEC dated May 16, 2006, a Fund may lend money to, and borrow money for temporary purposes from, other funds advised by the Fund’s investment adviser, Bridgeway Capital Management, Inc. A Fund will borrow through the program only when the costs are equal to or lower than the cost of bank loans. Interfund borrowings normally extend overnight, but can have a maximum duration of seven days. Loans may be called on one day’s notice. A Fund may have to borrow from a bank at a higher interest rate if an interfund loan is unavailable, called or not renewed.

2. The fourth paragraph under the heading "Investment Strategies" (which appears on page 4 of the SAI) is deleted.

3. The "Allocation of Investment Decisions" section on pages 15 and 16 of the SAI is amended and restated as follows:

ALLOCATION OF INVESTMENTS

In addition to serving as the investment adviser for the various Bridgeway Funds, Bridgeway Capital Management, Inc. serves as investment adviser for other clients such as individuals, companies, trusts, foundations and other mutual funds. In order to ensure that each of its advisory clients (including the Funds) are treated fairly with regard to the allocation of investment opportunities, purchase or sale prices for securities bought or sold and transaction costs, the Adviser follows procedures set forth in its Investment and Trade Allocation Policy ("Allocation Policy"). If limited liquidity or availability of a security precludes all relevant client accounts from receiving a desired allocation of shares, shares are fairly allocated to client accounts according to the Allocation Policy. Nevertheless, client accounts (including the Funds) will sometimes receive differing proportions of a stock due to differences such as available cash levels, cash flow needs, tax status, or current portfolio composition.

All non-fund investment advisory client accounts managed by the Adviser in an investment strategy similar to one of the Bridgeway Funds receive the same priority as the Fund. For purposes of investment allocations, clients of a given investment strategy are treated with the same priority as the Fund of that strategy. For example, other non-fund client accounts in the Aggressive Investors 1 strategy are given the same investment allocation priority as Aggressive Investors 1 Fund.

Most of the Bridgeway Funds are actively managed, which means that the Adviser employs an active portfolio management strategy and makes specific investment decisions in order to achieve the Fund’s objective. The Ultra Small Company Market Fund and the Blue Chip 35 Index Fund are more passively managed with a view toward correlating with an index or market segment. In cases where limited liquidity or availability of a stock that may be desirable for clients in multiple investment strategies would preclude all client accounts from receiving a full allocation of shares, the available stock will be allocated first to the actively managed Funds and accounts according to the Allocation Policy. Generally, Bridgeway’s passively managed Funds or accounts are not negatively impacted in receiving secondary priority for a specific stock, since a different stock with similar characteristics is generally available to achieve the investment objective. Similarly, a passively-managed Fund or account may take secondary priority over actively managed Funds or accounts when selling a stock, since there is typically an alternate stock to sell to raise cash or otherwise achieve the investment objective. When a Fund closes to new investors, other client accounts within that strategy are also typically closed to new investors. However, if a strategy is reopened to permit new investors due to a market drop, redemptions, or for other reasons, the Adviser will seek to determine the most efficient strategy to accept new assets and will consider the best interests of current Fund shareholders when doing so. For example, this could include making the particular strategy available only to retirement plans (which typically have longer holding periods and are more cost efficient to the Fund) or institutions that the Adviser believes are more likely to add to investments in a downturn.

The Aggressive Investors 1 Fund and Aggressive Investors 2 Fund often purchase or sell the same stocks or types of stocks. While the Aggressive Investors 2 Fund is permitted to invest in stocks of any size, the Adviser does not intend to cause the Fund to invest in stocks for which there is relatively low market liquidity, as determined periodically by the Adviser based primarily on measures of the stock’s trading volume. In any event, such investments will not exceed 5% of the Aggressive Investors 2 Fund’s net assets. Therefore, lower liquidity stocks are generally allocated to the Aggressive Investors 1 Fund. The Ultra-Small Company Fund invests primarily in ultra-small company stocks based on market capitalization at the time of purchase. Similarly, the Micro-Cap Limited Fund invests primarily in micro-cap companies based on market capitalization at the time of purchase. To a limited degree, each of these Funds would be permitted to purchase stocks with market capitalizations that are either larger or smaller than the market capitalization range normally targeted by the Fund. As a result, these Funds could seek to purchase the same stocks. In the event that limited liquidity or availability of a stock that may be desirable for both Funds would preclude each Fund from receiving a desired allocation of shares, the available stock will be allocated first to the Fund that primarily invests in stocks with that market capitalization.

The following changes were made to the Funds’ Statement of Additional Information effective as of November 30, 2006:

1. The following disclosure is added to the section entitled “Investment Policies and Restrictions:”

Swaps - Total Return Swaps

Each Fund may enter into total return swaps. This gives a Fund the right to receive the appreciation in value of an underlying asset in return for paying a fee to the counterparty. The fee paid by a Fund will typically be determined by multiplying the face value of the swap agreement by an agreed-upon interest rate. If the underlying asset declines in value over the term of the swap, the Fund would also be required to pay the dollar value of that decline to the counterparty. Total return swaps could result in losses if the underlying asset or reference does not perform as anticipated by the Adviser.